Press release
For immediate release
November 19, 2009

Virginia Closes a CA $2.5 M Flow-Through Private Financing

Virginia Mines Inc. ("Virginia") (TSX:VGQ) announces the closing of the flow-through private placement announced on November 12. The placement consists of 297,086 flow-through common shares at a price of $8.67 per share for gross proceeds of $2,575,736.

Casimir Capital L.P. ("Casimir"), who acted as lead agent on the offering, received a finder's fee equal to 6% of the gross proceeds of the financing as well as non-transferable broker warrants entitling Casimir to subscribe, at a price of $6.58 per share, to such a number of common shares of Virginia that are equal to 6% of the number of flow-through shares that have been issued as a result of this financing. The warrants have a term of 24 months from closing.

Proceeds from the offering will be used to fund exploration work on Virginia's numerous projects.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $40.9 million as at August 31, 2009, and 29,318,576 shares issued and outstanding as at October 31, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec.

For more information, please contact:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.